Exhibit 12
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS
TO FIXED CHARGES
(UNAUDITED)
(Dollars in thousands)

						Three Months
						Ended
	Year Ended December 31,					March 31,
	2002	2003	2004	2005	2006	2006	2007
	(dollars in thousdands)
Earnings:
Income from continuing operations before extraordinary items (1)	$54,500	$69,602	$82,208	$79,846	$103,504	$23,723	$28,509
Fixed charges	44,644	59,833	76,824	86,000	104,559	25,151	35,593
Capitalized interest	(170)	(1,535)	(875)	(665)	(4,470)	(202)	(2,327)
Equity (earnings) losses in less than 50% owned subsidiary	(15)	(270)	0	0	0	0	0

Earnings	$98,959	$127,630	$158,157	$165,181	$203,593	$48,672	$61,775

Fixed charges:
Interest expense (2)	$42,101	$55,377	$72,556	$82,625	$96,834	$24,238	$31,999
Capitalized interest	170	1,535	875	665	4,470	202	2,327
Amortization of loan expenses	2,373	2,921	3,393	2,710	3,255	711	1,267

Fixed charges	$44,644	$59,833	$76,824	$86,000	$104,559	$25,151	$35,593

Consolidated ratio of earnings to fixed charges	2.22	2.13	2.06	1.92	1.95	1.94	1.74

(1)	In accordance with FASB Statement No. 144, we have reclassified the income and expenses attributable to the properties sold subsequent to January 1, 2002 and attributable to properties held for sale at March 31, 2007 to discontinued operations.

(2)	For purposes of this statement, interest expense consists of interest on all indebtedness including amounts allocated to discontinued operations, in accordance with FASB Statement No. 144.